XL Capital Ltd
Annex to Minutes of a Meeting of the Special Finance Committee
of the Board of Directors and Resolutions

5.3 Series C Preference Ordinary Shares

RESOLVED that, a class of Ordinary Shares in the capital of the Company be designated as “Series C Preference Ordinary Shares” and that they be issued on a Voluntary Exercise or a Deemed Exercise on the terms of and in accordance with the Put Option Agreement. The Series C Preference Ordinary Shares to be issued would have on the date the Transaction was closed (the “Closing Date”) an aggregate liquidation preference equal to up to US$500,000,000 (the “Aggregate Available Liquidation Preference”). The Series C Preference Ordinary Shares shall be cumulative preference ordinary shares with a nominal par value of US$0.01 per share and, subject to the Articles and the provisions of and restrictions contained in the Companies Law (2003 Revision) and every statutory modification or re-enactment thereof for the time being in force (the “Law”), shall have the following preferences and rights and shall be subject to the following restrictions:

(a) Liquidation Preference.

On any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company, the assets of the Company legally available for distribution among shareholders shall be applied first in repaying to the holders of the Series C Preference Ordinary Shares (the “Holders”) an amount equal to US$25.00 per Series C Preference Ordinary Share (inclusive of the nominal amount thereof) plus all accrued and unpaid dividends (whether or not earned or declared), if any, to the date fixed for distribution, in preference to the repayment of such nominal amount of and any share premium or other amounts paid on Class A Ordinary Shares and the Class B Ordinary Shares (together, the “Ordinary Shares”) or any other shares ranking junior in right of payment to the Series C Preference Ordinary Shares as to the voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company or as to dividends (including the Ordinary Shares, the “Junior Shares”) to the holders of such Junior Shares, without interest on such unpaid dividends. In the event that upon any such voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise, the assets of the Company available are insufficient to pay the amount of the liquidation distributions on all outstanding Series C Preference Ordinary Shares as referred to above and the corresponding amounts payable on all other shares ranking pari passu with the Series C Preference Ordinary Shares with respect to the payment of dividends and amounts upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company (including, without limitation, the Series A Preference Ordinary Shares and the Series B Preference Ordinary Shares) (“Parity Shares”), then the Holders of the Series C Preference Ordinary Shares and all such Parity Shares shall share ratably in such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. The Series C Preference Ordinary

Shares shall not be convertible into or exchangeable for any other shares of the Company. For purposes of this Section 5.3(a), a consolidation, merger, arrangement or reconstruction involving the Company or the sale or transfer of all or substantially all of the shares or property or business of the Company will not be deemed to constitute a liquidation, dissolution or winding-up.

(b) Dividend Rights.

(i)	During the Fixed Rate Period, Holders of the Series C Preference Ordinary Shares, if any, will be entitled to receive, when, and if declared by the Board of Directors, cumulative preferential cash dividends at a rate per annum of 6.102%. During the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding, Holders of the Series C Preference Ordinary Shares will be entitled to receive, when, as and if declared by the Board of Directors, cumulative preferential cash dividends at a rate per annum equal to LIBOR for the applicable dividend period plus 3.145%. "LIBOR" means the London Interbank Offered Rate for U.S. dollar deposits for each dividend period as determined by the Company, as calculation agent, as follows:

On or as of the second London banking day prior to each dividend payment date with respect to a dividend period ending during the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding, the Company will obtain the rate for deposits in U.S. dollars for three months commencing on such dividend payment date, which appears on the Telerate Page 3750, or such page as may have replaced Telerate Page 3750, as of 11:00 a.m., London time, on such date, which will be the LIBOR rate for such dividend period. "London banking day" means any day on which dealings in deposits in United States dollars are transacted in the London interbank market.

If the Company determines that Telerate Page 3750 or such page as may replace Telerate Page 3750 is not available on such date, the Company will request the principal London offices of each of four major banks in the London interbank market selected by the Company to provide the Company with its offered quotations for deposits in U.S. dollars for a period of three months commencing on such dividend payment date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such date and in a principal amount of not less than US$1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such dividend period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such dividend period will be the arithmetic mean of rates quoted by three major banks in The City of New York selected by the Company at approximately 11:00 a.m., New York City time, on such date for loans in U.S. dollars to leading European banks, for a period of three months commencing on such dividend payment date, and in a principal amount of not less than US$1,000,000 that is representative of a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Company are not quoting rates as mentioned in this sentence, LIBOR for such dividend period will be the same as LIBOR for the immediately preceding dividend period (except that, in the case of the first dividend period during the Floating Rate Period, LIBOR will be the same as determined on the most recent London banking day, as of which the applicable rate appeared on Telerate Page 3750 or such page as may have replaced Telerate Page 3750).

The dividend rates applicable during the Fixed Rate Period and the Floating Rate Period are referred to collectively as the “Dividend Rate.”Dividends on the Series C Preference Ordinary Shares will begin to accrue and will be cumulative from the date of original issuance of such shares. Dividends will be payable semi-annually, during the Fixed Rate Period, and quarterly, during the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding, in each case when, as and if declared by the Put Counterparty's Board of Directors, in arrears, on January 15 and July 15 (or if such date is not a Business Day, on the Business Day immediately after such date), during the Fixed Rate Period, and on January 15, April 15, July 15, and October 15 (or if such date is not a Business Day, on the Business Day immediately after such date), during the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding, of each year. The first dividend will represent the period of time from and will accrue from and including the date of original issuance to but excluding the following dividend payment date, calculated as described below.

Subject to the next paragraph, with respect to each dividend payment date occurring during the Fixed Rate Period, the amount of the dividend that is to be paid to the Holder of each Series C Preference Ordinary Share with respect to the related dividend period will be calculated as follows: the product of (i) 6.102%, (ii) US$25 and (iii) a fraction, (A) the numerator of which will be 180 (or, in the case of a partial dividend period, the actual number of days elapsed in such dividend period), and (B) the denominator of which will be 360.

However, if all or a portion of the Series C Preference Ordinary Shares are issued during the Fixed Rate Period, unless such shares are issued on a dividend payment date, the amount of the dividend that is to be paid to the Holder of each Series C Preference Ordinary Share with respect to the dividend period during which the Series C Preference Ordinary Shares are so issued will be calculated as follows: the product of (i) 6.102%, (ii) a fraction, (x) the numerator of which is the product of (1) the number of days during which such share is outstanding during such dividend period and (2) US$25 and (y) the denominator of which is the total number of days in such dividend period and (iii) a fraction (x) the numerator of which will be 180 and (y) the denominator of which will be 360.

Each dividend period during the Fixed Rate Period will commence on and include each January 15 and July 15 (whether or not a Business Day) and will end on and exclude the first day of the next dividend period (whether or not a Business Day).

Subject to the next paragraph, during the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding, the amount of the dividend that is to be paid to the Holder of each Series C Preference Ordinary Shares with respect to each dividend period will be calculated as follows: the product of (i) LIBOR for such dividend period plus 3.145%, (ii) US$25 and (iii) a fraction, (A) the numerator of which will be the actual number of days in the dividend period, and (B) the denominator of which will be 360.

However, if all or a portion of the Series C Preference Ordinary Shares are issued during the Floating Rate Period, unless such shares are issued on a dividend payment date, the amount of the dividend that is to be paid to the Holder of each Series C Preference Ordinary Share with respect to the dividend period during which the Series C Preference Ordinary Shares are so issued will be calculated as follows: the product of (i) LIBOR for such dividend period plus 3.145%, (ii) a fraction, (x) the numerator of which is the product of (1) the number of days during which such share is outstanding during such dividend period and (2) US$25 and (y) the denominator of which is the total number of days in such dividend period and (iii) a fraction, (A) the numerator of which will be the actual number of days in the dividend period, and (B) the denominator of which will be 360.

Each dividend period during the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding will commence on and include the dividend payment date for the preceding period and end on and exclude the then-current dividend payment date.

Notwithstanding the foregoing, if the Series C Preference Ordinary Shares are issued on a date that is not a dividend payment date, the first dividend period will begin on and include the date on which the Series C Preference Ordinary Shares are issued and will end on and exclude the date on which the Series C Preference Ordinary Shares are redeemed.

Dividends will be payable to Holders of record as they appear in the Company’s register of members at the close of business on the applicable record date, which will be one day prior to the dividend payment date as long as all of the Series C Preference Ordinary Shares remain in book-entry form. If any of the Series C Preference Ordinary Shares are not in book-entry form, the record date will be 15 days prior to the dividend payment date (whether or not such date is a Business Day). Holders of Series C Preference Ordinary Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. Dividends on the Series C Preference Ordinary Shares will accrue and will be fully cumulative, whether or not there are funds legally available for the payment of such dividends and whether or not the dividends are declared. No interest or sum of money in lieu of interest will be payable on any dividend payment or on any payment on Series C Preference Ordinary Shares which is in arrears. Any dividend payment made on Series C Preference Ordinary Shares will first be credited against the earliest accrued but unpaid dividend due with respect to Series C Preference Ordinary Shares which remains payable.

"Business Day" means any day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or any other day on which banks in New York, New York, London, England or Bermuda are authorized or obligated by law, regulation or executive order to close for business or are closed for business due to an act of God, natural disaster, act of war, civil or military disturbance, act of terrorism, sabotage, riots or a loss or malfunction of utilities or communications services or the distribution payable on such date cannot be paid for any such reason.

(ii)	As long as any Series C Preference Ordinary Shares are outstanding, no dividends or other distributions may be declared or paid or set apart for payment on any class or series of Parity Shares for any period unless either (1) full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the Series C Preference Ordinary Shares for all dividend periods terminating on or prior to the dividend payment date on such Parity Shares, or (2) all dividends declared upon the Series C Preference Ordinary Shares and any Parity Shares are declared pro rata so that the amount of dividends declared per share on the Series C Preference Ordinary Shares and any Parity Shares will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Series C Preference Ordinary Shares and such Parity Shares bear to each other.

	(iii)	As long as any Series C Preference Ordinary Shares are outstanding (1) no dividends (other than those paid in Ordinary Shares or other shares ranking junior in right of payment to the Series C Preference Ordinary Shares as to dividends and as to any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company (including the Ordinary Shares, “Fully Junior Shares”), may be declared or paid or set apart for payment upon any Junior Shares, (2) no other distribution (other than those paid in Fully Junior Shares) may be declared or paid or set apart for payment upon any Junior Shares and (3) no Junior Shares will be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Ordinary Shares made for purposes of any employee incentive, stock, benefit or any similar plan of the Company or any of its subsidiaries) for any consideration (or any moneys be paid to or made available for a sinking fund or the redemption of any Junior Shares) by the Company (except by conversion into or exchange for Fully Junior Shares), unless, in any such case, full cumulative dividends on the Series C Preference Ordinary Shares and any Parity Shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, for all dividend periods terminating on or prior to the date such dividends or distributions are declared or paid on the Junior Shares, or such Junior Shares are redeemed, purchased or otherwise acquired.

(c)	Voting Rights.
	(i)	Subject to paragraphs (ii) and (iii) below, and unless required by law or court order, the Holders shall not be entitled to receive notice of nor to attend nor to vote at any general meeting of the Company.

(ii)	Subsequent to the issuance of the Series C Preference Ordinary Shares, the Holders shall be entitled to one vote for each share held at any separate general meeting of that class or series (i.e., preference ordinary shares or Series C Preference Ordinary Shares, respectively), subject to the provisions of Article 41 of the Articles. Subject to the applicable provisions of the Articles and the Law, unless the Series C Preference Ordinary Shares have been previously redeemed or called for redemption (and funds necessary for such redemption have been set apart by the Company in trust for the benefit of the Series C Preference Ordinary Shares so called for redemption), the Company may not take any action which would vary the rights attached to the Series C Preference Ordinary Shares and no class or series of shares may be created which ranks senior to the Series C Preference Ordinary Shares as to dividend rights or as to the return of assets on liquidation, dissolution, winding-up or otherwise of the Company, in each case, without the approval of a special resolution in writing by the Holders of 100% of the Series C Preference Ordinary Shares or the sanction of a special resolution passed by the votes of at least two-thirds of the outstanding Series C Preference Ordinary Shares cast at a separate general meeting of the Holders. At every separate meeting of the Holders, the necessary quorum shall be any one or more persons present in person or by proxy holding not less than 50% of the issued shares of that class. Notwithstanding the foregoing and subject to the applicable provisions of the Articles and the Law, Holders are not entitled to vote on any sale of all or substantially all of the assets of the Company, and the issuance of any shares that are in parity with the Series C Preference Ordinary Shares with respect to payment of dividends and distribution of assets in liquidation.

(iii)	If at any time dividends payable on the Series C Preference Ordinary Shares shall be in arrears (whether or not such dividends shall have been earned or declared) in an aggregate amount equivalent to dividends for six or more full quarterly periods, which, during the Fixed Rate Period, shall mean three or more dividend periods and, during the Floating Rate Period and thereafter if any Series C Preference Shares remain outstanding, shall mean six or more dividend periods (in each case, whether or not consecutive), then during such period until all such arrearages in dividends shall have been paid in full, and only during such period (the “Voting Period”), the Holders of the Series C Preference Ordinary Shares voting together with any other series or classes of preference ordinary shares also in arrears and having such right shall be entitled by ordinary resolution at a separate meeting of such Holders to elect two persons and nominate such elected persons for appointment by the Board of Directors as additional Directors of the Company. In no event shall there be more than two Directors elected by the holders of the preference ordinary shares (whether voting alone as a series or class or with another series or class so in arrears and having such right). Dividends on the Series C Preference Ordinary Shares may not be deemed due and payable and in arrears for any reason unless and until Series C Preference Ordinary Shares are issued and outstanding and such an arrearage shall thereafter have occurred.

(iv)	Any Director who shall have been elected pursuant to paragraph 5.3(c)(iii) above may be removed at any time during a Voting Period, either for or without cause, by, and only by, ordinary resolution of the holders of the outstanding preference ordinary shares of the relevant series at a special separate general meeting of such holders called for that purpose. Any vacancy thereby created may be filled during such Voting Period by ordinary resolution of the holders of preference ordinary shares of all relevant series at such a meeting. Any Director elected by holders of preference ordinary shares pursuant to this provision, or by any Director so elected as herein contemplated, who dies, resigns or otherwise ceases to be a Director during a Voting Period shall, except as otherwise provided in the preceding sentence, be replaced by the remaining Director theretofore elected by the holders of preference ordinary shares nominating a replacement for appointment by the Board of Directors, provided that if no remaining additional Director is then in office, additional Directors will be elected in accordance with the procedures described above. At the end of the Voting Period, the holders of preference ordinary shares of all the relevant series shall be automatically divested of all voting powers vested in them by the provision, but subject always to subsequent vesting of such voting power in the holders of preference ordinary shares in the event of any similar cumulated arrearage in payment of quarterly dividends occurring thereafter. The term of all Directors elected and appointed pursuant to this provision shall in all events expire at the end of the applicable Voting Period and if the size of the Board was increased for the purpose of the additional Directors, the number of Directors constituting the Board shall be reduced accordingly. The provisions of the Articles relating to general meetings and the provisions of Article 41 of the Articles shall apply, mutatis mutandis, to every such separate meeting, except that the necessary quorum shall be any one or more persons present in person or by proxy holding not less than fifty percent (50%) of the issued preference ordinary shares of the relevant series.

(d)	Redemption.
The Company shall be entitled to redeem all or any of the Series C Preference Ordinary Shares as follows:

	(i)	Subject to Section 5.3(i) and paragraphs (ii), (iii), (iv) and (vi) below, the Series C Preference Ordinary Shares shall not be redeemable by the Company prior to July 15, 2013. On or after such date, but subject to paragraph (v), below, the Company shall be entitled at any time in whole or from time to time in part by not less than thirty (30) days nor more than sixty (60) days’ prior written notice to the relevant Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem all or any of the Series C Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price of US$25.00 per share being redeemed (inclusive of the nominal value thereof) plus all accrued and unpaid dividends, if any, thereon to the date of redemption, without interest on such unpaid dividends.

	(ii)	Redemption on Merger. At any time prior to July 15, 2013, and provided that at such time, some or all of the Series C Preference Ordinary Shares are outstanding, if the Company shall have submitted to the holders of Ordinary Shares a proposal for an amalgamation, consolidation, merger, arrangement, reconstruction, reincorporation, deregistration or any other similar transaction involving the Company that requires, or shall have submitted any proposal for any matter that, as a result of any change in Cayman Islands law after the date of the final Offering Memorandum (whether by enactment or official interpretation), requires, in each case, a vote of the Holders of the Series C Preference Ordinary Shares voting separately as a single class (alone or with one or more class or series of preference ordinary shares, including, without limitation, the Company’s Series A Preference Ordinary Shares and Series B Preference Ordinary Shares), the Company shall be entitled by not less than thirty (30) days nor more than sixty (60) days prior written notice to the relevant Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem all Series C Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price of US$26.00 per share being redeemed (inclusive of the nominal value thereof), plus all accrued and unpaid dividends, if any, to the date of redemption, without interest on such unpaid dividends.

(iii)	Redemption on Tax Event. If there is a “change in tax law” that would require the Company or any successor company to pay additional amounts with respect to any then issued and outstanding Series C Preference Ordinary Shares on the next succeeding dividend payment date, and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor company, the Company shall be entitled at any time thereafter by not less than thirty (30) days nor more than sixty (60) days prior written notice to the relevant Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem any or all Series C Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price of US$25.00 per share being redeemed (inclusive of the nominal value thereof) plus accrued and unpaid dividends, if any, to the date of redemption, without interest on such unpaid dividends.

For the purpose of this provision a “change in tax law” shall be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings, or (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party after the date of the final Offering Memorandum. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) the Cayman Islands or any political subdivision or governmental authority of or in the Cayman Islands with the power to tax, (b) any jurisdiction from or through which the Company or its paying agent is making payments on the Series C Preference Ordinary Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax, or (c) any other jurisdiction in which the Company or its successor company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

(iv)	Tax Event on Consolidation. If the entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys,

transfers or leases substantially all of its properties and assets is required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any Holder as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease, and the payment of those amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor company, the Company shall be entitled to at any time thereafter by not less than thirty (30) days nor more than sixty (60) days prior written notice to the relevant Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below to redeem any or all Series C Preference Ordinary Shares outstanding at such time, if any pursuant to this paragraph for cash at a redemption price of US$25.00 per share being redeemed, (inclusive of the nominal value thereof), plus all accrued and unpaid dividends, if any, to the date of redemption.

The Company shall be required to redeem all or any of the Series C Preference Ordinary Shares as follows:

(v)	Redemption at Option of Holder. Each Holder of Series C Preference Ordinary Shares will have the right to have all or a portion of its Series C Preference Ordinary Shares redeemed by the Company during the period from and including July 15, 2033 to but excluding the 45th day thereafter (or, if such 45th day is not a Business Day, the next Business Day) at a redemption price of US$25 per share being redeemed (inclusive of the nominal value thereof) plus accrued and unpaid dividends, if any. During this 45-day period, the Company will not have the option to redeem any Series C Preference Ordinary Shares in accordance with subparagraph (i) above. In the event that the Series C Preference Ordinary Shares are not redeemable at any time during such 45-day period due to paragraph 5.3(i) below, such 45-day period shall begin anew on the first day on which such shares are redeemable.

(vi)	Redemption on Breach of Covenant. If the Series C Preference Ordinary Shares are issued as a result of both (i) the failure of the Company to obtain the consent of the ABC Trust, acting at the direction of the holders of a majority in face amount of the ABC Securities actually voting on such matter, to an amendment to the Company's Memorandum of Association, Articles of Association or these resolutions providing for the terms and preferences of the Series C Preference Ordinary Shares in a manner that would adversely affect the rights of Holders of the Series C Preference Ordinary Shares and (ii) the assets not being released from the Regulation 114 Trust thereafter, upon a liquidation of the ABC Trust, the ABC Trust, acting at the direction of the holders of the ABC Securities, will have the right to have the Series C Preference Ordinary Shares redeemed by the Company for cash at a redemption price of US$26.00 per share being redeemed (inclusive of the nominal value thereof) plus all accrued and unpaid dividends, if any, thereon to the date of redemption, without interest on such unpaid dividends

(e)	Notices of Redemption. Notice of any redemption at the option of the Company described herein will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each Holder of record of Series C Preference Ordinary Shares to be redeemed at the address shown in the register of members of the Company. Each notice will state as appropriate: (1) the redemption date; (2) the number of Series C Preference Ordinary Shares to be redeemed; (3) the redemption price; (4) the place or places where certificates for Series C Preference Ordinary Shares are to be surrendered for payment of the redemption price if any such certificates are outstanding; and (5) where applicable, that dividends on the Series C Preference Ordinary Shares to be redeemed will cease to accrue on such redemption date. If fewer than all Series C Preference Ordinary Shares are to be redeemed, the notice mailed to each such Holder thereof will also specify the number of Series C Preference Ordinary Shares to be redeemed from such Holder. The notice shall contain (i) the name and address of the relevant bank or trust company to be used for purposes of redemption (if any) and (ii) a statement as to the deposit or intent to deposit the redemption funds in such trust account.

Notice of any redemption at the option of the Holders described herein will be mailed by the Company at least thirty (30) days but not more than sixty (60) days before the redemption date (or the first day of the 45-day period during which Holders may redeem their Series C Preference Ordinary Shares pursuant to Section 5.3(d)(v) hereof) to each Holder of record of Series C Preference Ordinary Shares at the address shown in the register of members of the Company. Each notice will state as appropriate: (1) the redemption date and period; (2) the address to which the Holders should send any requested response to the notice; (3) the redemption price; (4) the place or places where certificates for Series C Preference Ordinary Shares are to be surrendered for payment of the redemption price if any such certificates are outstanding; (5) where applicable, that dividends on the Series C Preference Ordinary Shares to be redeemed will cease to accrue on such redemption date; and (6) such other matters as the Company may deem relevant. The notice shall contain (i) the name and address of the relevant bank or trust company to be used for purposes of redemption (if any) and (ii) a statement as to the deposit or intent to deposit the redemption funds in such trust account.

(f)	Directors Determine Shares Redeemed. If fewer than all of the Series C Preference Ordinary Shares are to be redeemed at the option of the Company, the number of shares to be redeemed will be determined by the Directors in their absolute discretion and such Series C Preference Ordinary Shares may be redeemed pro rata from the Holders of record in proportion to the number of Series C Preference Ordinary Shares held by such Holders (with adjustments to avoid redemption of fractional shares) or by lot.

(g)	Dividends Cease. If notice of redemption of any Series C Preference Ordinary Shares at the option of the Company has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the Holders of Series C Preference Ordinary Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series C Preference Ordinary Shares being redeemed, the Series C Preference Ordinary Shares will no longer be deemed to be outstanding and all rights of the Holders of such shares will terminate, except the right to receive the redemption price.

(h)	Dividends Payable to Record Date. If a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, the Holders of Series C Preference Ordinary Shares at the close of business on the dividend record date will be entitled to receive the dividend payable with respect to such Series C Preference Ordinary Shares on the corresponding dividend payment date notwithstanding the redemption thereof between the dividend record date and the corresponding dividend payment date or a default in the payment of the dividend due on such dividend payment date.

(i)	Dividends Paid. Unless full cumulative dividends on all Series C Preference Ordinary Shares and all Parity Shares shall have been declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods terminating on or prior to the date of a redemption, purchase or other acquisition, no Series C Preference Ordinary Shares or Parity Shares may be redeemed, purchased or otherwise acquired by the Company unless all outstanding Series C Preference Ordinary Shares and any Parity Shares are redeemed; provided, that, the Company may acquire fewer than all of the outstanding Series C Preference Ordinary Shares or any Parity Shares pursuant to a purchase or exchange offer made on the same terms to Holders of all Series C Preference Ordinary Shares and Parity Shares as determined in good faith by the Board of Directors of the Company.
(j)	Right to Purchase Series C Preference Ordinary Shares. The Company, subject to (1) certain limitations contained in the Company's Articles of Association, (2) the special rights granted to any of the Company’s issued and outstanding shares, (3) applicable law and (4) the Company’s requirement pursuant to paragraph 5.3(i) to make a purchase or exchange offering on the same terms to Holders of all outstanding Series C Preference Ordinary Shares and Parity Shares, may purchase Series C Preference Ordinary Shares. Any such purchase made by the Company may be made in the open market, by tender to all Holders of Series C Preference Ordinary Shares, by private agreement or otherwise as the Directors see fit. Any Series C Preference Ordinary Shares purchased by the Company for its own account (other than in the ordinary course of business of dealing in securities) will be cancelled by the Company and will no longer be issued and outstanding.

(k)	Redemption Proceeds. The Series C Preference Ordinary Shares may be purchased or redeemed by the Company either out of profits or from the proceeds of a fresh issue of shares out of capital or the share premium account.

(l)	Cancellation of Share Certificates. Payment of the redemption amount shall only be effected upon surrender to the Company for cancellation of any share certificate in respect of the Series C Preference Ordinary Shares (to the extent such certificates are outstanding) to be redeemed and shall be made as promptly as practicable. If any certificate so surrendered includes Series C Preference Ordinary Shares not being redeemed, a new certificate for the remaining Series C Preference Ordinary Shares shall be issued to the Holder in accordance with the Articles of Association of the Company without charge to such Holder.

(m)	Redemption Process. The Directors may make such further regulations concerning the administerial process of redemption as they shall from time to time deem necessary so long as the rights of the Holders are not varied.

(n)	Rights Not Varied. The rights conferred upon the Holders of the Series C Preference Ordinary Shares shall not be deemed to be varied by the creation or issue of any Parity Shares, Junior Shares or Fully Junior Shares.

(o)	Payments of Additional Amounts. Payments on the Series C Preference Ordinary Shares shall be made free and clear of and without deduction or withholding for or on account of any present or future taxes, assessments or other governmental charges imposed by any jurisdiction, political subdivision or taxing authority described in paragraph 5.3(d)(iii) of these Resolutions, unless the deduction or withholding of such taxes, assessments or other governmental charges is required by law, regulations or rulings or the application or official interpretation of such law, regulations or rulings. In that event, the Company shall pay or cause to be paid additional amounts to the registered Holders of the Series C Preference Ordinary Shares as additional dividends to make up for any deduction or withholding for any present or future taxes, assessments or other governmental charges imposed by any jurisdiction, political subdivision or taxing authority described in paragraph 5.3(d)(iii) of these Resolutions in respect of any amounts that the Company or the successor company must pay with respect to the Series C Preference Ordinary Shares, so that the net amounts paid to the Holders of the Series C Preference Ordinary Shares, after that deduction or withholding, shall equal the respective amounts that would have been receivable by such Holders had no such withholding or deduction been required. However, the Company shall not be obligated to pay additional amounts to any Holder that:

(i)	resides in or is a citizen of the jurisdiction, political subdivision or taxing authority imposing the taxes, assessments or other governmental charges that would otherwise trigger the Company’s obligation to pay additional amounts; or

(ii)	is a fiduciary, partnership, limited liability company or other pass-through entity if, and to the extent that, the payment of additional amounts would be required by a jurisdiction, political subdivision or taxing authority described in paragraph 5.3(d)(iii) of these Resolutions to be included in the income for tax purposes of a beneficiary or settlor with respect to that fiduciary or a member of that partnership, limited liability company or other pass-through entity who would not have been entitled to any additional amounts had that beneficiary, settlor or member held those Series C Preference Ordinary Shares directly.

(p)	No Payment of Additional Amounts. In addition, the Company shall not be obligated to pay any additional amounts to a Holder of Series C Preference Ordinary Shares on account of:
(i)	any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between the Holder of a Series C Preference Ordinary Share, or certain other persons, and the taxing jurisdiction or political subdivision, or any Series C Preference Ordinary Share presented for payment more than thirty (30) days after the Relevant Date, which means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of moneys payable has not been received by the depositary on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payments to Holders of Series C Preference Ordinary Shares, and notice to that effect shall have been duly given to the Holders;

(ii)	any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;
(iii)	any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference of or any dividends on the Series C Preference Ordinary Shares;

(iv)	any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Series C Preference Ordinary Shares to promptly comply with a request by the Company to (a) provide information, documents, certifications or other evidence concerning the nationality, residence or identity of the Holder or beneficial owner of such Series C Preference Ordinary Shares or (b) make and deliver any declaration or other similar claim, other than a claim for refund of a tax, assessment or other governmental charge withheld by the Company, or satisfy any inormation or reporting requirements, which, in the case of clauses (a) or (b) of this subparagraph, is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of that tax, assessment or other governmental charge; or

(v)	any combination of the items identified by the subparagraphs above.
The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the depositary on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to Holders, notice to that effect shall have been duly given to the Holders of the Series C Preference Ordinary Shares.

(q)	No Preemptive Rights. The Series C Preference Ordinary Shares shall not be entitled to the benefits of any sinking fund. No Holder, solely by reason of being a Holder, has or will have any preemptive right to subscribe for any additional issue of the Company’s shares of any class or series or to any security convertible into or carrying rights or options to purchase any such shares.

(r)	Ranking. Any class or series of shares of the Company shall be deemed to rank (1) prior to the Series C Preference Ordinary Shares, as to the payment of dividends and as to any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise, as the case may be, in preference or priority to the Holders of the Series C Preference Ordinary Shares, (2) on a parity with the Series C Preference Ordinary Shares as to the payment of dividends and as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Series C Preference Ordinary Shares, if the holders of such class or series and the Series C Preference Ordinary Shares shall be entitled to the receipt of dividends and of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other or (3) junior to the Series C Preference Ordinary Shares, as to the payment of dividends and as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company, if such class or series is ordinary shares or other shares ranking junior in right of payment to Series C Preference Ordinary Shares as to dividends and /or as to the distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company. The Series C Preference Ordinary Shares will rank on a parity with the Series A Preference Ordinary Shares and the Series B Preference Ordinary Shares as to the payment of dividends and as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution, winding-up or otherwise of the Company.

5.4	Election of Directors
	(a)	RESOLVED that, in the event that the Holders of the Series C Preference Ordinary Shares may, voting together with any other Parity Shares as necessary, select two persons and nominate such elected persons for appointment by the Board of Directors as additional Directors of the Company pursuant to paragraph 5.3 (c) (iii) of these Resolutions during a Voting Period, the Board of Directors hereby, pursuant to Article 52 of the Articles, increase the number of persons consisting of the Board of Directors by two persons (subject to the limit in the number of Directors stated in Article 52) and hereby appoint, pursuant to Article 82 of the Articles, such persons elected and nominated by the holders of preference ordinary shares as additional Directors of the Company. Such additional Directors shall be apportioned among the classes of Directors in accordance with Article 81(a) of the Articles. Such appointment is conditional upon and subject to the following:
(i) The term of office of each such Director shall in all events automatically expire at the end of the applicable Voting Period; and
(ii)	Prior to the appointment of each such elected persons as a Director becoming effective, each such person shall provide to the Company notice in writing that he resigns the office of Director, in the form attached to these Resolutions, which form is hereby approved, such notice to only be effective upon the earliest of: (i) the expiration of the Voting Period during which such Director was appointed or (ii) the passing of an ordinary resolution by the holders of the relevant series of outstanding preference ordinary shares for the removal of such Director (in accordance with paragraph 5.3 (c)(iv) of these Resolutions).

(b)	RESOLVED that, in the event that it is necessary for any Director elected and nominated by the Holders of the Series C Preference Ordinary Shares to be removed from office in accordance with the provisions of paragraph 5.3 (c)(iv) of these Resolutions, the Board of Directors shall put a Special Resolution to the Company at the immediately following Annual General Meeting of the Company for the removal of such Director or Directors pursuant to Article 81(b) of the Articles.

(c)	RESOLVED that, in the event that to give effect to the rights granted to the Holders of the Series C Preference Ordinary Shares by the provisions of paragraph 5.3 (c)(iii) of these Resolutions it is necessary to increase the limit in the number of Directors specified in Article 52 of the Articles, the Directors shall put an ordinary resolution to the Company at the next Annual General Meeting of the Company to increase the limit in the number of Directors.

5.5	Approval of Transaction and Share Offering
	(a)	RESOLVED, that the Company be, and it hereby is, authorized to issue and sell up to the Aggregate Available Liquidation Preference of Series C Preference Ordinary Shares, par value US$0.01, to the ABC Trust pursuant to the terms of the Put Option Agreement, and that the Series C Preference Ordinary Shares may be issued automatically as a result of a Deemed Exercise, in particular immediately prior to the taking of any action to wind up the Company. The Company does hereby reserve for issuance and sale (and shall at all times until the put option under the Put Option Agreement is exercised in full or the Put Option Agreement is terminated keep available for issuance) 20,000,000 Series C Preference Ordinary Shares representing an aggregate liquidation preference of US$500,000,000. All such determinations in respect of the Series C Preference Ordinary Shares made by any officer or director of the Company, including, without limitation, approval of the form of share certificate, are hereby ratified and confirmed.

	(b)	RESOLVED, that the Company be, and it hereby is, authorised to make any periodic payments required under the Documents.
(c)	RESOLVED, that any officer or director of the Company be, and each of them individually hereby is, authorised and directed in the name and on behalf of the Company to agree (in his or their absolute discretion and including any variations to the forms and terms thereof) to the terms and conditions of and (where appropriate) to execute under hand, under seal or as a deed and deliver, in the name and on behalf of the Company, the documents relating to the Series C Preference Ordinary Shares and the Transaction (including, without limitation, the Documents) and any and all other documents, instruments and certificates necessary, desirable or advisable to complete the Transaction described at the Meeting, execution thereof by any officer or Director of the Company being conclusive evidence of his or their and the Company’s agreement to the final terms and conditions of such Documents or any other documents.

(d)	RESOLVED that, the authority of Chase Mellon Services LLC (or its successor at the time of issue or redemption), the Transfer Agent and Registrar of the Company’s Ordinary Shares, is hereby extended to cover the Series C Preference Ordinary Shares that are issued in the offering contemplated by these resolutions (if any).

5.6	Approval of General Enabling Resolutions.
(a)	RESOLVED, that any officer or director of the Company be, and each of them individually hereby is, authorised and directed in the name and on behalf of the Company, to (i) take or cause to be taken any and all such further actions (including, without limitation, execution and delivery of such agreements, instruments, documents and certificates as each of them shall deem necessary, advisable or desirable) and to cause the Company to prepare, execute and deliver and where necessary or appropriate, file or cause to be filed with the appropriate governmental authorities, all such other instruments and documents, including, but not limited to, all certificates, contracts, bonds, agreements, documents, instruments, receipts or other papers, (ii) incur and pay or cause to be paid all fees and expenses, and (iii) engage such persons as they shall in their judgment determine to be necessary or appropriate to carry out fully the intent and purposes of the foregoing resolutions and each of the transactions contemplated thereby.

(b)	RESOLVED, that any person dealing with any officer or director of the Company in connection with any of the foregoing matters shall be conclusively entitled to rely upon the authority of such officer or director and by his execution of any document, agreement, instrument or certificate, the same shall be valid and binding obligation of the Company enforceable in accordance with its terms.

(c)	RESOLVED, that all actions previously taken by any officer or director of the Company in connection with the actions contemplated by the foregoing resolutions be, and each hereby is, adopted, ratified, confirmed and approved in all respects.